EXHIBIT 4




                        TNT CRUST, INC.













            REPORT ON AUDITS OF FINANCIAL STATEMENTS for the years ended August 31, 1994 and 1993

               REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders and
  Board of Directors of
TNT Crust, Inc.
Green Bay, Wisconsin


     We have audited the accompanying balance sheets of TNT Crust, Inc. as of August 31, 1994 and 1993, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TNT Crust, Inc. as of August 31, 1994 and 1993, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, on September 16, 1994, the Company was recapitalized through the repurchase by the Company of all its issued and outstanding preferred stock and approximately 74% of its issued and outstanding common stock.



Milwaukee, Wisconsin
September 23, 1994

                        TNT CRUST, INC.
                         BALANCE SHEETS
                    August 31, 1994 and 1993



                 ASSETS
                                                       1994         1993
                                                       ____         ____
Current assets:
  Cash and cash equivalents                        $ 5,404,235   $1,267,151
  Accounts receivable, less allowance
      for doubtful accounts of $25,000                 885,308      917,245
  Inventories                                          234,361      181,147
  Deferred income taxes                              1,392,000       41,000
  Other                                                 32,535       11,338
                                                   ___________   __________
          Total current assets                       7,948,439    2,417,881






Property, plant and equipment, at cost:
  Land                                                 241,355      168,615
  Buildings and improvements                         2,304,630    2,238,742
  Machinery and equipment                            4,555,901    4,156,884
  Vehicles                                             240,731      165,115
  Construction in progress                             719,879        -
                                                   ___________   __________
                                                     8,062,496    6,729,356
  Less accumulated depreciation                      2,957,063    2,100,550
                                                   ___________   __________
                                                     5,105,433    4,628,806





Intangibles, net of amortization of
    $649,547 and $487,160, respectively                870,793    1,033,180

Other                                                   30,621       30,052
                                                   ___________   __________

          Total assets                             $13,955,286   $8,109,919
                                                   ===========   ==========




LIABILITIES, REDEEMABLE PREFERRED STOCK
        AND SHAREHOLDER'S EQUITY
                                                       1994         1993
                                                       ____         ____
Current liabilities:
  Accounts payable                                 $   998,515   $  895,848
  Accrued expenses and other liabilities             4,253,605      712,429
  Income taxes                                         169,822      249,116
                                                   ___________   __________
          Total current liabilities                  5,421,942    1,857,393

Deferred income taxes                                  616,000      743,000
                                                   ___________   __________

          Total liabilities                          6,037,942    2,600,393


Redeemable preferred stock:
  8% cumulative convertible preferred,
      $.10 par value, 2,000 shares
      authorized, 1901.821 shares issued
      and outstanding                                7,917,224    5,509,406



Shareholder's equity:
  Common stock, $.10 par value, 600,000
      shares authorized, 1198.179 shares
      issued and outstanding                               120          120
  Additional paid-in capital                            -             -
  Retained earnings                                     -             -
                                                   ___________   __________

          Total shareholder's equity                       120          120
                                                   ___________   __________

          Total liabilities, redeemable
              preferred stock and share-
              holder's equity                      $13,955,286   $8,109,919
                                                   ===========   ==========


             The accompanying notes are an integral
              part of these financial statements.



                        TNT CRUST, INC.
                    STATEMENTS OF OPERATIONS
          for the years ended August 31, 1994 and 1993



                                                      1994        1993
                                                      ____        ____
Net sales                                         $25,024,582 $17,089,030
Cost of sales                                      14,807,502   9,995,965
                                                  ___________ ___________
          Gross profit                             10,217,080   7,093,065

Selling, general and administrative
    expenses                                        5,854,976   2,181,740
Amortization expense                                  162,387     162,388
                                                  ___________ ___________
          Income from operations                    4,199,717   4,748,937

Other (income) expense:
  Interest expense                                     -           55,926
  Other, net                                          (85,247)    (19,006)
                                                  ___________ ___________
                                                      (85,247)     36,920

          Income before income taxes
              and extraordinary item                4,284,964   4,712,017

Income taxes                                        1,725,000   1,920,000
                                                  ___________ ___________
          Income before extraordinary
              item                                  2,559,964   2,792,017

Extraordinary loss on early extinguish-
    ment of debt, less applicable in-
    come taxes of $220,000                             -          338,000
                                                  ___________ ___________
          Net income                              $ 2,559,964 $ 2,454,017
                                                  =========== ===========

             The accompanying notes are an integral
              part of these financial statements.

                        TNT CRUST, INC.
         STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
          for the years ended August 31, 1994 and 1993



                                                            Additional
                                      Common Stock           Paid-in        Retained
                                  Shares       Amount        Capital        Earnings
                                 _________     ______      ___________     __________
Balances, August 31,
    1992                         1,198.179     $120         $    -         $    -


Preferred stock divi-
    dend ($80 per
    share)                           -           -               -           (152,146)

Preferred stock ac-
    cretion                          -           -               -         (2,301,871)

Net income                           -           -               -          2,454,017
                                 _________     ____         ___________    __________
Balances, August 31,
    1993                         1,198.179     $120         $    -         $    -

Preferred stock divi-
    dend ($80 per
    share)                           -           -               -           (152,146)

Preferred stock ac-
    cretion                          -           -               -         (2,407,818)

Net income                           -           -               -          2,559,964
                                 _________     ____         ___________    __________
Balances, August 31,
    1994                         1,198.179     $120         $    -         $    -
                                 =========     ====         ===========    ==========


             The accompanying notes are an integral
              part of these financial statements.


                         TNT CRUST, INC.
                    STATEMENTS OF CASH FLOWS
          for the years ended August 31, 1994 and 1993


                                                     1994          1993
                                                     ____          ____
Cash flows from operating activities:
  Net income                                      $2,559,964   $2,454,017
  Adjustments to reconcile to net cash
      provided by operating activities:
    Depreciation and amortization                  1,037,379    1,096,297
    Amortization of discount on debt                   -          274,017
    Deferred income taxes                         (1,478,000)    (141,000)
    (Gain) loss on disposals                          (5,000)       3,529
    Changes in certain assets and liabilities:
      Accounts receivable                             31,937     (334,542)
      Inventories                                    (53,214)     (79,184)
      Accounts payable and accrued expenses        3,401,695      782,661
      Income taxes                                   (79,294)     125,381
      Other                                          (21,765)       5,256
                                                  __________   __________
       Net cash provided by operating
           activities                              5,393,702    4,186,432
                                                  __________   __________

Cash flows from investing activities:
  Additions to property, plant and
      equipment                                   (1,109,472)    (799,315)
  Proceeds from disposals                              5,000        7,800
                                                  __________   __________

       Net cash used in investing activities      (1,104,472)    (791,515)
                                                  __________   __________

Cash flows from financing activities:
  Payments on debt                                     -       (3,150,572)
  Proceeds from debt                                   -        1,250,000
  Dividends paid                                    (152,146)    (456,437)
                                                  __________   __________

       Net cash used in financing
           activities                               (152,146)  (2,357,009)
                                                  __________   __________

       Increase in cash                            4,137,084    1,037,908

Cash and cash equivalents:
  Beginning of year                                1,267,151      229,243
                                                  __________   __________
  End of year                                     $5,404,235   $1,267,151
                                                  ==========   ==========
Supplemental Disclosures

Cash amounts paid for:
  Income taxes                                    $3,282,294   $1,715,619
                                                  ==========   ==========
  Interest                                        $    -       $  248,727
                                                  ==========   ==========

             The accompanying notes are an integral
               part of these financial statements.

                 NOTES TO FINANCIAL STATEMENTS



1.   SUBSEQUENT EVENT

          On September 16, 1994, the Company was recapitalized through the repurchase by the Company of all its issued and outstanding preferred stock and approximately 74% of its issued and outstanding common stock. The aggregate purchase price for all of the repurchased preferred and common stock was $36,000,000 or $12,903.23 for each of the 1901.821 shares of preferred stock and 888.179 shares of common stock repurchased.

          In conjunction with the transaction, the Company's President has entered into an employment agreement with the Company. In exchange for agreeing to the provisions of the agreement, the Company's President received a $600,000 one-time payment. Upon the execution of this agreement, the President also entered into a non-qualified stock option agreement with the Company which provides for an initial grant to the President of options to purchase an amount of common stock equal to 3% of the issued and outstanding capital stock of the Company.

          The Board of Directors of the Company has also approved a one-time bonus payment to the Company's President in the amount of $3,400,000. Since the payment represents an amount for past services to the Company, the $3,400,000 amount has been included in accrued liabilities at August 31, 1994 and selling, general and administrative expenses for fiscal 1994.

          In connection with the repurchase, the Company issued to a new investor group: (i) 1123.75 shares of newly issued common stock of the Company for an aggregate purchase price of $14,500,000 and (ii) 12.45% ten year subordinated notes in the aggregate principal amount of $4,000,000. In add- ition, the Company has entered into a Term and Revolving Credit Loan Agreement with certain financial institutions under which the Company has borrowed $22,000,000 as additional funding for the repurchase under the Term Loan and has funds available from the unused Revolving Credit Agreement in the amount of $2,000,000. The Term Loan Agree- ment provides for fiscal year quarterly principal payments plus interest for five years expiring August 31, 1999. The applicable interest rate is the lender's "base rate" plus an applicable margin of 2% to 3% as described by the agreement totaling 7.875% at September 16, 1994. The terms of the Revolving Credit Loan Agreement provides for terms substan-tially similar to those of the Term Loan Agreement except for expiration dates of one year or less from the date of issuance. These borrowings are collateralized by substantially all of the Company's current and future acquired assets.

     The amount of the term loan that matures in each of the next five fiscal years is as follows:

                    1995    $ 3,000,000
                    1996      3,500,000
                    1997      4,000,000
                    1998      5,500,000
                    1999      6,000,000
                            $22,000,000

          The Term Loan and Revolving Credit Agreement also includes various representations, warranties and covenants including the maintenance of adjusted net worth at the end of each fiscal quarter beginning August 31, 1994 in an amount not less than 90% of the initial equity investment plus 75% of positive net income, and other financial statement ratios as described in the agreement.

          Also in connection with the repurchase, the Company adopted the TNT Crust, Inc. 1994 Stock Option Plan. The plan will provide for the Company to grant to selected officers, key employees and consultants, the right to purchase from the Company an amount of stock equal to 10% of the issued and outstanding capital stock of the Company.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CASH AND CASH EQUIVALENTS - The Company considers all highly liquid marketable securities with a maturity date of three months or less to be cash equivalents.

     INVENTORIES - Inventories are stated at the lower of cost or market and are accounted for using the first-in, first-out method.

     DEPRECIATION - Property, plant and equipment are depreciated on the straight-line method over the estimated useful life of the assets. Depreciation expense was approximately $880,000 and $784,000 for the fiscal years ending August 31, 1994 and 1993, respectively.

     INTANGIBLES - Intangible assets, principally goodwill, are being amortized on a straight-line basis over 10 years.

     INCOME TAXES - The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No 109, "Accounting for Income Taxes", effective September 1, 1993. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. In prior years, the Company accounted for income taxes using SFAS No. 96 which recognized deferred tax assets and liabilities in a manner similar to SFAS No. 109. Accordingly, the adoption of the new standard had no impact on prior or current year financial statements.


3.   REDEEMABLE PREFERRED STOCK

         In August 1990, the Company issued 2,000 shares of 8% cumulative convertible preferred stock for $2,000,000. Accretion of the carrying value of the redeemable preferred stock is recorded so that the carrying amount will equal the estimated redemption amount at the redemption dates. The estimated redemption amount is based on the estimated fair value of the Company at August 31, 1994, and the accretion amount is limited to the amount of paid-in capital and retained earnings. At August 31, 1994, the required accre-tion exceeded paid-in capital and retained earnings.


4.   INCOME TAXES

         Income taxes, including taxes related to the extra-ordinary item in 1993, consisted of the following:

                                             1994        1993
                                             ____        ____
          Current:
            Federal                     $ 2,547,000  $1,463,000
            State                           656,000     378,000
                                        ___________  __________
                                          3,203,000   1,841,000
                                        ___________  __________
          Deferred:
            Federal                      (1,282,000)   (123,000)
            State                          (196,000)    (18,000)
                                        ___________  __________

                                         (1,478,000)   (141,000)
                                        ___________  __________
                                        $ 1,725,000  $1,700,000
                                        ===========  ==========

Deferred income taxes are recorded for temporary differences between the financial reporting and tax report- ing basis of the Company's assets and liabilities. Deferred income tax balances reflected in the balance sheet at August 31, 1994 relate to the following:
                                           Deferred Income Taxes
                                           _____________________
                                           Assets     Liabilities
                                           ______     ___________

       Accrued compensation              $1,350,000    $  -
       Accrued vacation                      32,000       -
       Allowance for doubtful
           accounts                          10,000       -
       Property, plant and
           equipment                          -         616,000
                                         __________    ________

                                         $1,392,000    $616,000
                                         ==========    ========

         Due to the existence of a strong earnings history and therefore significant taxable income in carryback years, management does not believe that a valuation allowance for the realization of deferred income tax assets is necessary.

         Following is a reconciliation of the Federal statutory income tax rate to the Company's effective tax rate:
                                             1994        1993
                                             ____        ____
         Federal statutory income
           tax rate                         34.0%        34.0%
         Nondeductible goodwill              1.2%         1.2%
         State income tax, net of
           Federal income tax benefit        7.1%         5.1%
         Other                              (2.0)%        0.4%
                                            _____        _____
                                            40.3%        40.7%
                                            =====        =====


5.   PROFIT SHARING PLAN

         The Company has a defined contribution profit sharing plan for all eligible employees. Company contributions are discretionary and are determined annually by the Board of Directors. Total profit sharing expense for fiscal 1994 and 1993 was $145,000 and $130,000, respectively.


6.   CONCENTRATIONS OF CREDIT RISK

         Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of temporary cash investments and trade receivables.

         The Company places its temporary cash investments in short-term U.S. Government Treasury Notes. For the years ended August 31, 1994 and 1993, the Company's four largest customers in the pizza industry accounted for approximately 67% and 56%, respectively, of net sales. Concentrations of credit risk with respect to receivables are limited due to generally short payment terms, and a dispersion of customers across geographic areas.